Exhibit 10.38
                       UNITED STATES BANKRUPTCY COURT
                             DISTRICT OF DELAWARE

In re:                                  :    Case No.  96-1109 (PJW)
                                        :
AMERICAN WHITE CROSS, INC.,             :    Chapter 11
a Delaware corporation,                 :    Jointly Administered
ACME/CHASTON PUERTO RICO, INC.,         :
a Delaware corporation,                 :
WEAVER MANUFACTURING CORPORATION,       :    This Document Applies
a New Jersey corporation,               :    To All Cases
                                        :
                 Debtors.               :


              FINAL ORDER PURSUANT TO SECTION 364(c) OF THE BANKRUPTCY CODE AND RULE 4001 OF THE FEDERAL RULES
           OF BANKRUPTCY PROCEDURE AUTHORIZING THE DEBTORS TO OBTAIN POST-PETITION FINANCING, GRANTING SENIOR LIENS
          AND PRIORITY ADMINISTRATIVE EXPENSE STATUS, MODIFYING
        THE AUTOMATIC STAY, AND AUTHORIZING DEBTOR TO ENTER INTO
      AGREEMENTS WITH CONGRESS FINANCIAL CORPORATION (NEW ENGLAND)
      -------------------------------------------------------------


          THIS MATTER came before the Court on August 12, 1996, upon the Motion of American White Cross, Inc., Debtor and Debtor-in-Possession ("AWC"), Acme/Chaston Puerto Rico, Inc., Debtor and Debtor-in-Possession ("ACPR") and Weaver Manufacturing Corporation, Debtor and Debtor-in Possession ("WMC"; collectively, "the Debtors"), filed on July 18, 1996, seeking, inter alia:
        ------------


                 (i) authority pursuant to Sections 364(c)(1), 364(c)(2) and 364(c)(3) of the United States Bankruptcy Code, 11 U.S.C. Sections 101, et seq. (the "Bankruptcy Code"), and Rules 4001 and 9014 of the Federal Rules of Bankruptcy Procedure ("Bankruptcy Rules"), for AWC to obtain postpetition loans and advances on a permanent basis from Congress

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Financial Corporation (New England) ("Congress"), in accordance with the formulas set forth in the Financing Agreements (as hereinafter defined), as amended by the Ratification and Amendment Agreement as of July 18, 1996 (the "Ratification Agreement"), secured by first priority security interests in and liens upon all of the Debtors' now existing and hereafter acquired personal property, except as provided for at paragraph 11 of this Order, including, without limitation, all accounts, sales contracts, purchase orders, inventory, machinery, equipment, general intangibles and fixtures and certain real property, and the proceeds thereof, pursuant to Sections 364(c)(2) and 364(c)(3) of the Code;

                 (ii) authority for the Debtors to ratify, extend, adopt and amend the existing loan, financing and security agreements by and between the Debtors and Congress;

                 (iii) approval of the terms and conditions of the loan, financing, security and guarantee agreements by and between the Debtors and Congress as ratified, adopted and amended;

                 (iv)    the modification of the automatic stay; and

                 (v) the granting to Congress of super-priority administrative claim status pursuant to Section 364(c)(1) of the Code.

               IT APPEARING THAT each of the parties set forth below received due notice of the Final Hearing pursuant to Rules 4001(c)(1) and 1007(d) of the Federal Rules of Bankruptcy Procedure ("Bankruptcy Rules"):
 the Office of the United States Trustee, the attorneys for Congress, Bank One and all creditors known to the Debtors who may have liens against the Debtors' assets, the United States Internal Revenue Service, the

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Pension Benefit Guaranty Corporation,  the twenty (20) largest unsecured creditors of the Debtors, all landlords and/or mortgagors of the premises at which any of the Debtors' inventory or equipment is located, and all equipment lessors of the Debtors; and it further

          APPEARING that each of the Debtors filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on July 17, 1996 (the "Petition Date") and is continuing in the management and possession of its business and properties as debtors-in-possession pursuant to Sections 1107 and 1108 of the Code; and it further

          APPEARING that Congress and the Debtors have represented to this Court that prior to the commencement of the Debtors' Chapter 11 Cases Congress had made loans and advances to AWC, as the surviving entity of a merger between NPM Healthcare Products, Inc. and The American White Cross Laboratories, Inc., pursuant to the terms of certain loan and financing agreements, security agreements and mortgages executed and delivered by the Debtors with, to or in favor of Congress, including, without limitation, the agreements set forth at Exhibit "A" annexed to the Interim Order Pursuant to Section 364(c)(1) of the Bankruptcy Code and Rule 4001 of the Federal Rules of Bankruptcy Procedure Authorizing the Debtors to Obtain Post-Petition Financing, Granting Senior Liens and Priority Administrative Expense Status, Modifying the Automatic Stay and Authorizing the Debtors to Enter into Agreements with Congress Financial Corporation (New England), entered July 19, 1996, (the "Interim Financing Order"); the Uniform Commercial Code financing statements filed by Congress against the Debtors set forth at Exhibit "B" annexed to the Interim Financing Order and the mortgage securing the repayment of the principal amount of $500,000 plus fees, costs and expenses, recorded by Congress against AWC's real property

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located in Elmwood Park, New Jersey as set forth on Exhibit "C" to the
Interim Financing Order (all of such loan and security agreements, mortgages, financing statements, and all other related agreements, documents, notes, instruments and guarantees creating or evidencing indebtedness of the Debtors or granting collateral security of the Debtors in favor of Congress, as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, being referred to herein collectively as the "Financing Agreements"; and all capitalized terms used in this Order and not otherwise defined in this Order shall have the meanings ascribed to such terms in the Financing Agreements, as amended); and it further
          APPEARING that WMC, pursuant to the Guarantee and Waiver dated May 25, 1993, and ACPR, pursuant to the Amended and Restated Guarantee and Waiver dated May 25, 1993, (copies of the Guarantees are set forth at Exhibit "D" annexed to the Interim Financing Order; collectively, the "Guarantees"), absolutely and unconditionally guaranteed the payment and performance of all present and future obligations, liabilities and indebtedness of AWC to Congress, including, without limitation, the Pre Petition Debt and the Post-Petition Debt (as hereinafter defined), secured, respectively, by the assets of WMC and ACPR; and it further
          APPEARING that Congress and the Debtors have represented to the

Court that the principal amount of all obligations, liabilities and indebtedness of the Debtors to Congress, both absolute and contingent,

existing as of the close of business on July 16, 1996, consisting of

Obligations (as defined in the Financing Agreements) made pursuant to the

Financing Agreements in the principal amount of not less than



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$21,375,656.96, together with interest accrued and accruing thereon and fees, costs, expenses and other charges accrued and accruing with respect thereto (collectively, the "Pre-Petition Debt"), is fully secured pursuant to the Financing Agreements by perfected and valid first priority security interests in, and liens upon, all of the Debtors' existing and hereafter acquired "Collateral" (as defined in the Financing Agreements,

collectively, the "Pre-Petition Collateral"); and it further

          APPEARING that the value of the Debtors' pre-petition assets subject to the liens of Congress substantially exceeds Congress' Pre

Petition Debt; and it further





          APPEARING that without the financing proposed by the Motion, the Debtors will not have the funds necessary to pay their post-petition payroll, payroll taxes, inventory suppliers, overhead and other expenses necessary for the continued operation of the Debtors' business and the management and preservation of the Debtors' assets and properties; and it further


          APPEARING that the Debtors have requested that Congress make loans and advances to AWC in order to provide funds to be used by the Debtors for their general operating, working capital and other business purposes in the ordinary course of the Debtors' business; and it further


          APPEARING that all such additional loans, advances and other financial accommodations by Congress will benefit the Debtors, their estates and creditors; and it further


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          APPEARING that Congress is willing to make such loans and
advances and provide such other credit accommodations on a secured basis as more particularly described herein and subject to the terms and conditions contained herein; and it further


          APPEARING that the ability of the Debtors to continue in business and remain viable entities and thereafter reorganize under chapter 11 of the Bankruptcy Code depends upon obtaining such financing from Congress; and it further


          APPEARING that the Debtors have prepared a Cash Flow Projection (as hereinafter defined) through the week ending September 27, 1996, and dated July 12, 1996, which is annexed to the Interim Financing Order as Exhibit "E" and made a part hereof (the "Budget"), and which has been reviewed by the Debtors and their respective managements and sets forth, among other things, the anticipated New Receivables and Ending Availability of the Debtors for the periods covered thereby, and has been relied upon by Congress in determining to enter into post-petition financing arrangements with the Debtors; and it further


          APPEARING that without an increase in Congress' advance rate of an additional $1,000,000 (over and above the advance of $500,000 as provided for in the Interim Financing Order), as is provided for in the Amended Ratification Agreement (as hereinafter defined), the Debtors will not be able to meet their Cash Flow Projections (as hereinafter defined)


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and will not be able to meet their expenses or operate their business; and
it further


          APPEARING that in order to enable the Debtors to reorganize their businesses, Congress is willing to make additional advances to the Debtors on a secured basis as described herein and subject to the terms and conditions contained herein; and it further


          APPEARING that the relief requested in the Motion is necessary, essential, and appropriate for the continued operation of the Debtors' business and the management and preservation of their assets and properties and is in the best interests of the Debtors, their estate and creditors; and it further
          APPEARING that this Court has jurisdiction to enter this Order pursuant to 28 U.S.C. Sections 157(b)(2)(A), (D) and (M) and 1334.

          NOW, THEREFORE, upon the Motion for permanent financing, the files and pleadings in these cases, the record of the proceedings heretofore held before this Court with respect to the Motion and upon completion of the final hearing and after due deliberation and sufficient cause appearing therefor, the Court hereby finds as follows:

               A. The Debtors are unable to obtain unsecured credit allowable under Section 503(b)(1) of the Bankruptcy Code, or pursuant to Sections 364(a) and (b) of the Bankruptcy Code.

               B. No other source of financing exists on terms more favorable than those offered by Congress.

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               C.     The Motion was filed on July 18, 1996, and the

Debtors have provided actual notice of the terms of this Order, whether by telephone, telecopy, overnight courier or by-hand delivery to  the Office of the United States Trustee,  the attorneys for Congress,  Bank One and all creditors known to the Debtors who may have liens against the Debtors'

assets,  the United States Internal Revenue Service,  the Pension Benefit

Guaranty Corporation,  the twenty (20) largest unsecured creditors of each of the Debtors,  all landlords and/or mortgagors of the premises at which any of the Debtors' inventory or equipment is located, and  all equipment lessors of the Debtors, all as more fully described in the Certificate of

Service filed by counsel for the Debtors.  Sufficient and adequate notice of the Order  and the hearing with respect thereto have been given pursuant to Bankruptcy Rules 2002, 4001(c) and (d) and 9014 and Section 102(1) of

the Code as required by Section 364(c) of the Code and no further notice of, or hearing on the relief sought in, the Motion is necessary or required.

               D. Consideration of this Motion for permanent financing constitutes a "core proceeding" as defined in 28 U.S.C. Sections 157(b)(2)(A), (D), (G), (K), (M) and (O). This Court has jurisdiction over this proceeding and the parties and property affected hereby pursuant to 28 U.S.C. Sections 157 and 1334.
               E. The terms of the Financing Agreements between the Debtors and Congress, including, without limitation, the Amended Ratification Agreement (as hereinafter defined), pursuant to which post-petition loans, advances and other credit accommodations may be made or provided to AWC by Congress, have been negotiated in good faith and at

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arms' length and are in the best interests of the Debtors, their estates and creditors.

               F. Good, adequate and sufficient cause has been shown to justify the granting of the relief requested herein, and the immediate entry of this Order.

                    G. A Committee pursuant to Section 1102 of the Bankruptcy Code has been appointed in these Chapter 11 Cases.

          ACCORDINGLY, IT IS HEREBY ORDERED, ADJUDGED AND DECREED, that:

          1. The Motion for permanent financing is granted and approved to the extent provided below. This Order shall hereinafter be referred to as the "Final Financing Order".

          2. Good, adequate and sufficient notice of the hearing requesting the entry of this Order and the hearing thereon has been provided in accordance with Sections 102(1) and 364(c)(1), (2) and (3) of the Bankruptcy Code and Bankruptcy Rule 2002.

          3. The relief granted by this Court pursuant to this Final Financing Order is necessary to avoid immediate and irreparable harm to the Debtors' estates.

          4. AWC is hereby authorized and empowered immediately to borrow from Congress pursuant to the terms of this Order and the terms and conditions set forth in the Financing Agreements, in such amount or amounts as may be made available to the Debtors by Congress ("Post-Petition Debt") in accordance with the formulas set forth in the Financing Agreements, as amended by the Amended Ratification Agreement (as hereinafter defined).

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          5.        The Debtors shall use the proceeds of the loans and
advances made, and other credit accommodations provided, by Congress to the Debtors for the payment of employee salaries, payroll, taxes, the purchase of inventory and other general operating and working capital purposes in the ordinary course of the Debtors' business, including amounts paid for such purposes, which may constitute administrative expense claims under the Bankruptcy Code attributable to the operation of the Debtors' business and expenditures authorized by order of the Court.

          6. The Debtors are authorized and directed to execute, deliver, perform and comply with the terms and covenants of the Amended Ratification and Amendment Agreement, dated as of August 12, 1996 (the "Amended Ratification Agreement"), pursuant to which the Debtors shall ratify, extend, assume, adopt and amend the Financing Agreements and agree to be bound thereby and the Debtors agree to perform and comply with the terms and covenants of the Financing Agreements, as amended. The Amended Ratification Agreement modifies the Financing Agreements to, among other things, provide for a lien in favor of Congress on the AWC's Equipment and equity in the leasehold equipment, provide for sharing between the Debtors and Congress upon the disposition of Collateral out of the ordinary course of business, increase the lending formulas and modify the Termination Date. The Amended Ratification Agreement shall be substantially in the form annexed hereto as Exhibit "A", and shall be deemed included in the definition herein of Financing Agreements.


          7. The terms and conditions of the Financing Agreements, as so ratified, are extended, assumed, adopted and amended, shall be deemed to be incorporated into the terms and conditions of this Order and shall be

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sufficient and conclusive evidence of the borrowing arrangements between the Debtors and Congress and of the Debtors' assumption and adoption of the terms and conditions of the Financing Agreements for all purposes, including the payment of all interest, fees, servicing fees, unused line fees, early termination fees, other fees and expenses, including attorneys' fees and legal expenses as more fully set forth in the Financing Agreements.
          8. The Debtors acknowledge and agree that: (a) the Financing Agreements are valid and binding agreements and obligations of the Debtors, (b) the principal amount of the Pre-Petition Debt due and payable to Congress by the Debtors, according to the Debtors' books and records as of the close of business on July 16, 1996, consists of loans in the principal amount of approximately $21,375,656.96, plus interest accrued and accruing thereon and fees, costs, expenses and other charges accrued and accruing with respect thereto, (c) Congress' security interests in and liens upon the Pre-Petition Collateral are valid, perfected, first priority (subject to paragraphs 9 and 11 herein and except for prior liens expressly permitted in the Financing Agreements), enforceable and non-voidable, (d) Congress' pre-petition claims against the Debtors are allowable and are valid, enforceable and nonvoidable in the amount of the Pre-Petition Debt as set forth in Congress' books and records, (e) the Debtors do not possess and may not assert any claim, counterclaim, setoff or defense of any kind or nature that would in any way affect the validity, enforceability and non-avoidability of the Pre-Petition Debt and Congress' security interests in and liens upon the Pre-Petition Collateral or would in any way reduce or affect the obligation of the Debtors to pay the Pre-Petition Debt, and (f) Congress and its agents, officers, directors and employees are released and discharged from all claims and causes of action

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arising out of the Financing Agreements or Congress' relationship with the
Debtors prior to the entry of this Order.

          9. The extent, validity, perfection, priority and enforce ability of Congress' pre-petition liens are for all purposes subject only to the rights of any duly appointed Creditors' Committee in the Debtors' Chapter 11 Cases (the "Committee") and Bank One, for a period of ninety
(90) days from the date of entry of the Order retaining counsel to the , to file a complaint pursuant to Bankruptcy Rule 7001, to invalidate or subordinate Congress' Pre-Petition Debt and/or to object to the extent, validity, perfection or priority of Congress' pre-petition security interests. If such complaint is not so timely filed, the Pre-Petition Debt and Congress' security interests and liens shall be recognized as valid, binding, allowed, in full force and effect and entitled to first priority (except for prior liens expressly permitted in the Financing Agreements, if any, to the extent entitled to priority as provided in paragraph 11 below) with respect to all parties in these Chapter 11 Cases pursuant to Section 506(a) and (b) of the Bankruptcy Code.

          10. To secure the prompt payment and performance of any and all obligations, liabilities and indebtedness of the Debtors to Congress of whatever kind or nature or description now existing or hereafter arising, including, without limitation, all Pre-Petition Debt and all post-petition obligations, liabilities and indebtedness of the Debtors arising under the Financing Agreements (collectively, the "Indebtedness"), Congress shall have and is hereby granted, effective on and after the date of this Order, valid and perfected first priority security interests and liens, superior to all other creditors of the estates of the Debtors except for prior liens expressly permitted in the Financing Agreements or to the extent entitled

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to priority as provided in paragraph 11 below (including Bank One), in and upon certain personal property and fixtures and certain real property of the Debtors and their bankruptcy estates, of whatever kind or nature, whether acquired prior to or after the filing of the petition commencing the Debtors' Chapter 11 Cases, including, without limitation, and by way of general description:

          (a) all present and future: (i) accounts, contract rights, purchase orders, sales contracts, general intangibles, chattel paper, documents and instruments (collectively "Accounts"), including, without limitation, all obligations for the payment of money arising out of the sale, lease or other disposition of goods or other property or rendition of services; (ii) all monies, securities and other property and the proceeds thereof, now or hereafter held or received by, or in transit to, Congress from or for the Debtors, whether for safekeeping, pledge, custody, transmission, collection or otherwise, and all of the Debtors' deposits (general or special), balances, sums and credits with Congress at any time existing; (iii) all of the Debtors' rights, remedies and interest with respect to the Accounts and other collateral, including, without limitation, rights of stoppage in transit, replevin, repossession and reclamation and other rights and remedies of an unpaid vendor, lienor or secured party, guaranties or other contracts or suretyship with respect to the Accounts, deposits or other security for the obligations of any account debtor, and credit and other insurance; (iv) all of the Debtors' right, title and interest in, to and in respect of all goods relating to, or which by sale have resulted in Accounts, including, without limitation, all goods described in invoices, documents, contracts or instruments with respect to, or otherwise representing or evidencing, any Accounts or other Collateral,

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including, without limitation, all returned, reclaimed or repossessed goods; (v) all deposit accounts; (vi) all books, ledgers cards, computer programs, and other property and general intangibles evidencing or relating to the Accounts and any other Collateral, together with the file cabinets, disks, software, computer programs or containers in which the foregoing are stored (subject to the rights of the Committee to have access to the foregoing); and (vii) all other general intangibles of every kind and description, including, without limitation, (A) trade names and trademarks, and the goodwill of the business symbolized thereby, (B) patents, (C) copyrights, (D) licenses, (E) federal, state and local tax refund claims of all kinds, (F) amounts due to the Debtors from any of the Debtors' subsidiaries in respect of intercompany loans and advances, and (G) any reversionary interest or surplus in any overfunded benefit plan administered by one or more of the Debtors and the Debtors' equity, if any, in any leased machinery and equipment, provided, that, notwithstanding the foregoing, Congress shall limit its lien on the net proceeds, if any, whether arising by suit or settlement from an action commenced by AWC or one or more affiliated entities or any predecessors in interest against the sellers of American White Cross Laboratories, Inc., to one-half (1/2) of the net recovery, not to exceed $500,000, after the payment of all fees and expenses associated with the litigation and/or settlement of this action;


          (b) all raw materials, work-in-process, finished goods and all other inventory of whatsoever kind or nature, wherever located, whether now owned or hereafter existing or acquired by the Debtors, including, without limitation, all wrapping, packaging, advertising, shipping

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materials and all other goods consumed in the Debtors' businesses, all labels and other devices, names or marks affixed or to be affixed thereto for purposes of selling or identifying the same or the seller or manufacturer thereof and all right, title and interest therein and thereto;

          (c) a certain parcel of real property owned by AWC and located in Elmwood Park, New Jersey ("Existing Real Property Collateral"), as more particularly described in Exhibit "C" to the Interim Financing Order, as collateral security for: (i) Pre-Petition Debt in the principal amount of approximately $500,000, plus interest, costs and expenses; and
(ii) Post-Petition Debt in the principal amount of up to $500,000, plus interest, costs and expenses;

          (d) subject only to the prior perfected lien of Bank One (as referred to at paragraph 11), certain Equipment, as more particularly described in the Amended Ratification Agreement, including, without limitation, all equipment, machinery, computers and computer hardware, vehicles, tools, dies, jigs, furniture, trade fixtures and fixtures, all attachments, accessions and property now or hereafter affixed thereto or used in connection therewith, substitutions and replacements thereof, wherever located, whether now owned or hereafter acquired by the Debtors, all books, records, documents, other property and general intangibles at any time relating to the equipment, other than all unencumbered Equipment as referred to at paragraph 10(f) hereunder, in an amount not to exceed One Million Dollars ($1,000,000);

          (e)       all proceeds of the foregoing, in any form,

including, without limitation, insurance proceeds and any claims against



                                  -15-

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third parties for loss or damage to or destruction of any or all of the foregoing (collectively, the "Post-Petition Collateral"; and together and collectively with all other property described as Collateral in the

Financing Agreements, the "Collateral"); and



               (f)                  all Equipment existing on the Petition

Date which is unencumbered and not subject to the claims of any secured party shall be available on a pro rata basis as collateral for a lien in favor of all unsecured trade creditors of the Debtors who have unpaid and past due trade credit extended during the Chapter 11 Cases (collectively,

the "Trade Liens") in an amount not to exceed the value of the unencumbered

Equipment. Notwithstanding the foregoing and irrespective of the amount of trade credit extended to the Debtors, one-half (1/2) the value of the unencumbered Equipment shall at all times remain unencumbered by Congress.

Congress shall be granted a lien on the other onehalf (1/2) of the value of the unencumbered Equipment subject only to reduction on a dollar for dollar basis for any unpaid and outstanding trade credit extended during these

Chapter 11 Cases.



          11.       Notwithstanding anything to the contrary set forth in

this Order, including paragraph 10 of this Order, the security interests in and liens of Congress upon the Collateral shall not have priority over the senior liens on the Debtors' property (including Bank One),  provided,

that, (i) such liens are valid, perfected and non-voidable in accordance with applicable law and (ii) the foregoing is without prejudice to the



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rights of the Debtors, the Committee or any other party in interest,

including Congress, to object to the allowance of such liens or institute any actions or adversary proceedings with respect thereto.  All net proceeds of Bank One's collateral shall, subject to (i) and (ii)

immediately above, be paid to Bank One upon sale or other disposition of

Bank One's collateral.  All such creditors, including Bank One, shall receive notice from the Debtors of the sale or other disposition of assets in which any creditor of the estates asserts an interest other than in the

Debtors' inventory sold in the ordinary course of business.



          12. Congress shall have all rights and remedies with respect to the Debtors, the Indebtedness and the Collateral as are set forth in the Financing Agreements and this Order.

          13. The Financing Agreements shall be subject to termination in Congress' sole and complete discretion as to any future loans, advances and other credit accommodations to be made or provided by Congress to the Debtors immediately upon the occurrence of any Event of Default (as defined in the Financing Agreements) or the termination of AWC's authorization to borrow from Congress pursuant to the Financing Agreements or if sooner provided by Order of this Court.

          14. The Debtors shall provide Congress with additional and/or updated budgets and projections in such form and such detail as may be reasonably requested by Congress ("Additional Budgets"), subject to Congress' acceptance thereof for purposes hereof and of the Financing Agreements.



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          15.       Congress may, in its discretion and upon receipt, apply

the proceeds of the Collateral or any other amounts received by Congress in respect of the Indebtedness in such order or manner as Congress may deem appropriate, including, first to the Pre-Petition Debt until such Pre

Petition Debt is paid and satisfied in full.

          16. If on or after December 31, 1996, the Debtors are still in possession of their assets, and have not yet sold in the ordinary course of their businesses, or liquidated pursuant to an Order of this Court, substantially all of the assets of the Debtors located in the State of Connecticut, and Congress has not been granted relief from the automatic stay pursuant to paragraphs 24, 30 or 32 of this Order, then neither the Debtors nor the Committee will, subject to the terms set forth below, oppose the terms and conditions of one or more applications of Congress for Bankruptcy Court approval to conduct one or more sales of these assets at either public auction (without reserve), or private sale. Such sale or sales shall be conducted pursuant to Section 363 of the Bankruptcy Code, on notice to creditors and subject to higher and better offers, until substantially all of the Debtors' assets remaining in Connecticut have been sold. The net proceeds of these sales, after payment in full of all expenses, shall be paid to Congress until the Congress Indebtedness shall be indefeasibly paid in full. If on or after December 31, 1996 Congress chooses in its discretion to liquidate the Collateral located in Connecticut, then Congress shall give written notice to Bank One, the Debtors and the Committee. Thereafter and for a period of forty-five (45) days, the parties will attempt to sell to a mutually acceptable buyer or buyers the Collateral located in Connecticut as going concerns. If unsuccessful, then the parties will choose a mututally acceptable liquidator or auctioneer and thereafter liquidate the Collateral located

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in Connecticut.  These terms of sale shall not in any manner adversely affect the validity, extent or priority of any liens granted to Congress.

          17. In accordance with Sections 552(b) and 361 of the Code, the value, if any, in any of the Collateral, in excess of the amount of the Indebtedness secured by such Collateral after satisfaction of the post petition obligations, liabilities and indebtedness of the Debtors to Congress, shall constitute additional security for the repayment of the Pre Petition Debt and adequate protection for the use by the Debtors of the Collateral.

          18. This Order shall be sufficient and conclusive evidence of the validity, perfection and priority of all of the security interests and mortgages in and liens upon the property of the estates of the Debtors granted to Congress as set forth herein, without the necessity of filing, recording or serving any financing statements, mortgages or other documents which may otherwise be required under federal or state law in any jurisdiction or the taking of any other action to validate or perfect the security interests and liens granted to Congress in this Order and the Financing Agreements. Such security interests, mortgages and liens granted to Congress shall be prior and senior to all security interests, liens, claims, and encumbrances of all other creditors in and to such property, except for prior liens permitted in the Financing Agreements to the extent entitled to priority as provided in paragraph 11 of this Order and the Financing Agreements. If Congress shall, in its discretion, elect for any reason to file any such financing statements, mortgages or other documents with respect to such security interests and liens, the Debtors are authorized and directed to execute, or cause to be executed, all such financing statements, mortgages or other documents upon Congress' reasonable request and the filing, recording or service thereof (as the case may be) of such financing statements, mortgages or similar documents shall be deemed to have been made at the time of and on the Petition Date. Congress may, in its discretion, file a certified copy of this Order in any filing or recording office in any county or other jurisdiction in which the Debtors have an interest in real or personal property and, in such event, the subject filing or recording officer is authorized and directed to file or record such certified copy of this Order.

          19. The Debtors are hereby authorized and directed to perform all acts, and execute and comply with the terms of such other documents, instruments, and agreements in addition to the above Financing Agreements, as Congress may reasonably require as evidence of and for the protection of the Indebtedness and the Collateral or which may be otherwise deemed necessary by Congress to effectuate the terms and conditions of this Order and the Financing Agreements, each of such documents, instruments, and agreements being included in the definition of "Financing Agreements" contained herein.

          20. The Debtors are authorized and directed either to deposit or cause to be deposited into the Blocked Accounts (as hereinafter defined), or to remit, in kind, immediately to Congress all monies, checks, drafts and any other payments received from its account debtors and other parties, now or hereafter obligated to pay one or more of the Debtors for inventory or other property of the estate, before depositing said payment. Congress is authorized to apply such payments and proceeds received by it to the Indebtedness as set forth in this Order and the Financing Agreements.

          21. The Debtors are each authorized and directed, at Congress' request, to: (a) continue the existing Blocked Account agreements with CoreStates Bank, N.A., formerly known as Philadelphia National Bank (collectively, the "Blocked Account"), and such other banks as are designated in the Financing Agreements, and any bonding requirements set forth in Section 345 of the Bankruptcy Code, if applicable, are hereby waived; (b) deposit all proceeds of Collateral received by one or more of the Debtors into the Blocked Account established for the benefit of Congress; (c) instruct all account debtors and other parties, now or hereafter obligated to pay one or more of the Debtors for goods and services provided by the Debtors to them, or for inventory or other property of the Debtors' estates in which Congress has a security interest, to remit such payments to the Blocked Account, or, at Congress' election, directly to Congress; and (d) enter into such agreements as may be necessary to effectuate the foregoing.



          22. The Debtors are authorized and directed to remit, or cause to be remitted, to Congress, all monies, checks, drafts and all cash proceeds of the Collateral now in the possession of the Debtors or any other party, or hereafter coming into the possession of the Debtors or any other party, and Congress is authorized to apply such monies and cash proceeds and the proceeds of any checks and drafts thereof as set forth in this Order and the Financing Agreements.

          23. The Debtors are authorized and directed, without further order of this Court, to pay or reimburse Congress for all present and future reasonable costs and expenses, including attorneys' fees and legal expenses, paid or incurred by Congress to effectuate the financing transactions as provided in this Order and the Financing Agreements, all of which unpaid fees, commissions, costs and expenses shall be and are included as part of the principal amount of the Indebtedness, and shall be secured by the Collateral.

          24. The automatic stay provisions of Section 362 of the Bankruptcy Code are vacated and modified to the extent necessary to permit Congress to implement the terms and conditions of the Financing Agreements and the provisions of this Order.

          25. The Debtors are authorized and directed to deliver to Congress, unless there is a written waiver by Congress in each instance, all of the documentation, balance sheets, statements of profit and loss, financial statements, cash flow and other projections, earnings forecasts, schedules, agings, reports, schedules, financial statements, assignments, insurance policies and endorsements, access, inspection, audits and other information which the Debtors are required to provide to Congress under the Financing Agreements and the Committee.

          26. For all Indebtedness of the Debtors to Congress now existing or hereafter arising pursuant to the Financing Agreements or otherwise, and in addition to the foregoing, Congress is granted an allowed super-priority administrative claim in accordance with Section 364(c)(1) of the Bankruptcy Code having priority in right of payment over any and all other obligations, liabilities and indebtedness of the Debtors, now in existence or hereafter incurred by the Debtors and over any and all administrative expenses or priority claims of the kind specified in, or ordered pursuant to, Sections 326, 330, 331, 503(b), 506(c) or 507(b) of the Bankruptcy Code.

          27. The super priority administrative expense claim, and the security interests and liens granted to Congress pursuant to the Final Financing Order and the Financing Agreements, shall be subject and subordinate to (1) the allowance of compensation for services rendered and reimbursement of expenses incurred by professionals retained by the Committee (determined without regard to fees and expenses that may be paid on an interim basis), provided, however, that Congress shall not be responsible for the payment or reimbursement of any fees or disbursements of the Committee incurred in connection with the assertion or joinder in any claim, counter-claim, action, proceeding, application, motion, objection, defense or other contested matter, the purpose of which is to seek any order, judgment, determination or similar relief: (i) invalidating, setting aside, avoiding, subordinating, in whole or in part, the Indebtedness or Congress' liens and security interests in any of the Collateral; or (ii) preventing, hindering or delaying, whether directly or indirectly, Congress' assertion, enforcement or realization upon any Collateral; (2) fees required to be paid to the Office of the United States Trustee under 28 U.S.C. Section 1930(a)(6), and (3) the actual and necessary expenses, other than compensation and reimbursement pursuant to
Section 503(b)(1) of the Bankruptcy Code, incurred by a member of the Committee, if such expenses are incurred in the performance of the duties of the Committee (determined without regard to expenses that may be paid on an interim basis) ((1) through (3) are collectively referred to herein as the "Chapter 11 Professionals"); provided however, that the aggregate amount of the Chapter 11 Professionals' fees and expenses entitled to priority over the super priority administrative expense claim and liens and security interests of Congress shall not exceed Two Hundred and Fifty Thousand ($250,000) Dollars (the "Carve Out").

          28. Except as provided in paragraph 10(f) hereof, the Debtors shall not sell, transfer, lease, encumber or otherwise dispose of any portion of the property of its estate without the prior written consent of Congress (and no such consent shall be implied from any other action, inaction or acquiescence by Congress), except (a) for sales of the Debtors' inventory in the ordinary course of its business or (b) on an unsecured or junior secured basis subordinate in all respects to the liens, administrative claims and rights of Congress and on terms acceptable to Congress.
          29. No costs or expenses of administration which have or may be incurred in the Debtors' Chapter 11 Cases, any conversion of any of the Debtors' Chapter 11 Cases pursuant to Section 1112 of the Bankruptcy Code, pursuant to Section 506(c) of the Bankruptcy Code, or in any future proceedings or cases related hereto, shall be charged against Congress, its claims, or the Collateral, without the prior written consent of Congress, and no such consent shall be implied from any other action, inaction or acquiescence by Congress and no obligations incurred or payments or other transfers made by or on behalf of the Debtors on account of the financing arrangements with Congress shall be avoidable or recoverable from Congress under Sections 547, 548, 550, 553 or any other provision of the Bankruptcy Code.

          30.       In the event of the occurrence of any of the following:
(a) the failure of one or more of the Debtors to perform in any material respect any of its obligations pursuant to this Order, (b) the occurrence of any "Event of Default" under the Financing Agreements, (c) failure to comply with the Budget (as such Budget may be amended from time to time), as provided for at paragraph 31 hereof, (d) the termination or non-renewal of the Financing Agreements as provided for in the Financing Agreement, or if sooner provided for by Order of this Court, (e) conversion of one or more of the Debtors' Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code, (f) the appointment of a Trustee appointed pursuant to
Section 1104(a)(1) of the Bankruptcy Code, or appointed pursuant to Section 1104(a)(2) of the Bankruptcy Code, in one or more of the Debtors' Chapter 11 Cases, (g) the entry of any order modifying, reversing, revoking, staying, rescinding, vacating or amending this Order without the express prior written consent of Congress (and no such consent shall be implied from any other action, inaction or acquiescence by Congress), or (h) the filing of a plan of reorganization by the Debtors or jointly with the Debtors which does not provide for the payment in full of the Indebtedness on confirmation (the foregoing being referred to in this Order, individually, as an "Event of Default," and collectively, "Events of Default"); then (unless such Event of Default is specifically waived in writing by Congress, which waiver shall not be implied from any other action, inaction or acquiescence by Congress) and upon or after the occurrence of any of the foregoing, and at all times thereafter, after giving five (5) business days notice in writing, served by overnight delivery service or telefax upon each of a representative of the Debtors, the Debtors' Counsel, counsel to the Committee, if any, a Trustee if appointed and the United States Trustee: (1) all of the Indebtedness shall become immediately due and payable, and (2) Congress shall be entitled to the entry of an Order vacating or modifying the automatic stay provided for pursuant to Section 362 of the Bankruptcy Code and any other restriction on the enforcement of its liens and security interests or any other rights under the Financing Agreements granted to Congress or pursuant to this Order, and (3) Congress, without further notice, hearing or approval of the Court, shall be and is hereby authorized, in its discretion, to take any and all actions or remedies which Congress may deem appropriate to proceed against and realize upon the Collateral and any other property of the Debtors' estate upon which Congress has been or may hereafter be granted liens and security interests to obtain repayment of the Indebtedness. Congress shall have no obligation to lend or advance any additional funds to AWC or provide other financial accommodations to the Debtors upon or after the occurrence of an Event of Default.
          31. Having prepared weekly Cash Flow Projections, dated July 12, 1996 through the week ending September 27, 1996, a copy of which is annexed as Exhibit "E" to the Interim Financing Order, the Debtors shall prepare, by no later than August 15, 1996, in form and substance acceptable to Congress, weekly cash flow projections for the period October 4, 1996 through and including December 31, 1996, in form and substance substantially similar to the weekly Cash Flow Projections previously prepared and dated July 12, 1996. It shall be an Event of Default, as provided for in the Financing Agreements and pursuant to this Order, if, for any consecutive four week period commencing July 15, 1996, the New Receivables, as that term appears in the Cash Flow Projections, is fifteen (15%) percent or more below the amount reflected in the Budget, or if the Ending Availability, as that term appears in the Budget, for any consecutive four week period commencing July 15, 1996, is fifteen (15%) percent or more below the amount reflected in the Budget.

          32. Unless an Event of Default set forth in Paragraph 30 above occurs sooner, upon the expiration of AWC's authority to borrow from Congress pursuant to this Order, all of the Indebtedness shall immediately become due and payable and Congress shall be automatically and completely relieved from the effect of any stay, including, without limitation, any stay under Section 362 of the Bankruptcy Code or any other restriction on the enforcement of the liens and security interests or any other rights granted to Congress pursuant to the terms and conditions of the Financing Agreements or this Order, and Congress shall be and is hereby authorized, in its discretion, to take any and all actions and remedies which Congress may deem appropriate and to proceed against and realize upon the Collateral and any other property of the estates of the Debtors upon which it has been or may hereafter be granted liens and security interests to obtain repayment of the Indebtedness, including, without limitation, all such actions and remedies set forth in the Financing Agreements (except if the authority of the Debtors to borrow from Congress shall be extended with the prior written consent of Congress, which consent shall not be implied from any other action, inaction or acquiescence by Congress).

          33. Until all of the Indebtedness shall have been indefeasibly paid and satisfied in full: (a) no other party shall foreclose or otherwise seek to enforce any junior lien or other right such other party may have in and to the Collateral and (b) upon and after the occurrence of an Event of Default, and prior to Congress being granted relief from the automatic stay, Congress, in its discretion, in connection with the liquidation of any of the Collateral may use any real or personal property, equipment, trademarks, tradenames, copyrights, licenses, patents or any other assets of the Debtors owned by or subject to a lien or lease of any third party and which is used by the Debtors in its business subject only to the payment of reasonable and ordinary use and occupation charges.

         34. Upon the payment in full of all Indebtedness due Congress, Congress and the Debtors shall each be released from any and all obligations pursuant to the terms of this Order and/or the Financing Agreements.

          35. All post-petition advances under the Financing Agreements are made in reliance on this Order and there shall not at any time be entered in any of the Debtors' Chapter 11 Cases any order which (a) authorizes the use of cash collateral of the Debtors in which Congress has an interest, or the sale, lease, or other disposition of property of the estates of the Debtors in which Congress has a lien or security interest or
(b) under Section 364 of the Bankruptcy Code authorizes the obtaining of credit or the incurring of indebtedness secured by a lien or security interest which is equal or senior to a lien or security interest in property in which Congress holds a lien or security interest, or which is entitled to priority administrative claim status which is equal or superior to that granted to Congress herein; unless, in each instance (i) Congress shall have given its express prior written consent thereto, no such consent being implied from any other action, inaction or acquiescence by Congress, or (ii) such other order requires that the Congress Indebtedness shall first be indefeasibly paid in full, including all debts and obligations of the Debtors to Congress which arise or result from the obligations, loans, security interests and liens authorized herein. The security interests and liens granted to Congress hereunder and the rights of Congress pursuant to this Order with respect to the Indebtedness and the Collateral shall not be altered, modified, extended, impaired, or affected by any plan of reorganization of the Debtors and, if Congress shall expressly consent in writing that the Indebtedness shall not be repaid in full upon confirmation thereof, shall continue after confirmation and consummation of any such plan.



          36. In making advances to AWC under the Financing Agreements or by collecting the Indebtedness and obligations due from the Debtors, Congress shall not be deemed to be in control of the operations of the Debtors or to be acting as a "responsible person" or "owner" or "operator" with respect to the operation or management of the Debtors, including, without limitation, with respect to the Collateral or any real property not part of the Collateral (as such terms, or any similar terms, are used in the United States Comprehensive, Environmental Response, Compensation and Liability Act, as amended or any similar federal or state statute).

          37. The provisions of this Order and any actions taken pursuant hereto shall survive entry of any order which may be entered converting one or more of the Debtors' Chapter 11 Cases to a chapter 7 case or any order which may be entered confirming or consummating any plan of reorganization of one or more of the Debtors, and the terms and provisions of this Order as well as the priorities in payment, liens, and security interests granted pursuant to this Order and the Financing Agreements shall continue in these cases, whether they are under chapter 11 or chapter 7 of the Bankruptcy Code, and such priorities in payment, liens and security interests shall maintain their priority as provided by this Order until all Indebtedness is indefeasibly paid and satisfied; provided, that, all obligations and duties of Congress hereunder, under the Financing Agreements or otherwise with respect to any future loans and advances or otherwise shall terminate immediately upon the earlier of the date of any Event of Default or the date that a plan of one or more of the Debtors becomes effective unless Congress has given its express prior written consent thereto, no such consent being implied from any other action, inaction or acquiescence by Congress.

          38. The provisions of this Order shall inure to the benefit of the Debtors and Congress and shall be binding upon each of the Debtors and Congress and their respective successors and assigns, including any Trustee or other fiduciary hereafter appointed as a legal representative of the Debtors or with respect to property of the estates of the Debtors, whether under chapter 11 of the Bankruptcy Code or any subsequent chapter 7 case, and shall also be binding upon all creditors of the Debtors and other parties in interest.

          39. If any or all of the provisions of this Order are hereafter modified, vacated or stayed, such modification, vacation or stay shall not affect (a) the validity of any obligation, indebtedness or liability incurred by the Debtors to Congress prior to the effective date of such modification, vacation or stay, or (b) the validity or enforceability of any security interest, lien, or priority authorized or created hereby or pursuant to the Financing Agreements. Notwithstanding any such modification, vacation or stay, any indebtedness, obligations or liabilities incurred by the Debtors to Congress prior to the effective date of such modification, vacation or stay shall be governed in all respects by the provisions of this Order, and Congress shall be entitled to all the rights, remedies, privileges and benefits granted herein and
                                  -30-
pursuant to the Financing Agreements with respect to all such indebtedness, obligations or liabilities. The obligations and indebtedness of the Debtors to Congress under the Financing Agreements shall not be discharged by the entry of an order confirming a plan of reorganization in these Chapter 11 Cases and, pursuant to Section 1141(d)(4) of the Bankruptcy Code, unless and until Congress is paid in full prior to or concurrently with the entry of such order.

          40. The Debtors irrevocably waive any right to seek any modifications or extensions of this Order without the prior written consent of Congress, and no such consent shall be implied by any other action, inaction or acquiescence by Congress.

          41. To the extent the terms and conditions of the Financing Agreements are in conflict with the terms and conditions of this Order, the terms and conditions of this Order shall control.

          42. The terms of the financing arrangements between the Debtors and Congress were negotiated in good faith and at arms' length between the Debtors and Congress and any advances which are caused to be made to AWC by Congress pursuant to the Financing Agreements are deemed to have been extended in good faith, as the term is used in Section 364(e) of the Bankruptcy Code, and shall be entitled to the full protection of
Section 364(e) of the Bankruptcy Code in the event that this Order or any provision hereof is vacated, reversed or modified, on appeal or otherwise.


Dated:    Wilmington, Delaware
          August    , 1996


                              ------------------------------------------
                              UNITED STATES BANKRUPTCY JUDGE